UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   Form U-3A-2

                                                       File No. . . . . .69-348

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                      To be Filed Annually Prior to March 1

                               AGL RESOURCES INC.
                                       and
                            ATLANTA GAS LIGHT COMPANY
                                (Name of Company)


hereby file with the Securities and Exchange Commission, pursuant to Rule 2, their respective statements claiming exemption as holding companies from the provisions of the Public Utility Holding Company Act of 1935, and submit the following information:

AGL RESOURCES INC.

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

AGL Resources Inc. (AGL Resources) is a Georgia corporation, which was incorporated on November 27, 1995. Its principal executive offices are located at 817 West Peachtree Street, N.W., Atlanta, Georgia 30308.

AGL Resources is the holding company for:

(a) Atlanta Gas Light Company ("AGLC") and its wholly-owned subsidiary, Chattanooga Gas Company ("Chattanooga"), which are natural gas local distribution utilities;

(b)       AGL Energy Services, Inc. ("AGLE"), a gas supply services company; and

(c)       Several non-utility subsidiaries.

AGLC is a Georgia corporation. It is a regulated utility, which conducts its primary business, the distribution of natural gas, in Georgia including the Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta areas. AGLC has one regulated natural gas utility subsidiary, Chattanooga, a Tennessee corporation. Chattanooga operates a natural gas distribution system in the Chattanooga and Cleveland areas of Tennessee.

AGLE, a Georgia corporation, is a nonregulated company that bought and sold the natural gas which was supplied to AGLC's customers during the deregulation transition period to full competition in Georgia. Currently, AGLE buys and sells natural gas for Chattanooga's customers. For financial reporting purposes, AGLE is considered a subsidiary of AGLC. Therefore, AGLE will be reported as a subsidiary of the claimant, AGLC, for this reporting period. AGLE has one subsidiary, Georgia Gas Company, a Georgia corporation, which has minor interests in natural gas production activities.

AGL Resources currently owns or has an interest in the following non-utility businesses, each of which are Georgia Corporations:

(a) SouthStar Energy Services LLC ("SouthStar"), a joint venture among a subsidiary of AGL Resources Inc. and subsidiaries of Dynegy Holdings, Inc. and Piedmont Natural Gas Company. SouthStar markets natural gas and related services to residential and small commercial customers in Georgia and to industrial customers in the Southeast. SouthStar began marketing natural gas to customers in Georgia during the quarter beginning October 1, 1998, under the trade name "Georgia Natural Gas Services;"

(b)      AGL  Investments,   Inc.,   (AGLI)  which  currently   manages  certain
         non-utility  businesses.   Each  of  AGLI's  subsidiaries  are  Georgia
         corporations:

         (1) AGL Propane, Inc., which engages in the sale of propane and related products and services in Georgia, Alabama, Tennessee and North Carolina;

         (2) Trustees Investments, Inc., which owns Trustees Gardens, a residential and retail development located in Savannah, Georgia; and

         (3) Utilipro, Inc. ("Utilipro"), in which AGL Resources has an 85% ownership interest and which engages in the sale of integrated customer care solutions and billing services to energy marketers in the United States and Canada;

(c) AGL Peaking Services, Inc., which owns a 50% interest in Etowah LNG Company LLC, a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

         AGL Resources' properties consist primarily of the utility properties of AGLC. AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 237 cities and surrounding areas in the State of Georgia. As of December 31, 1999, AGLC had approximately 30,000 miles of mains, 5,950,000 Mcf. of liquefied natural gas ("LNG") storage capacity in three LNG plants located in Georgia and 96,000 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia. AGLC's wholly-owned subsidiary, Chattanooga, operates a natural gas distribution system and related facilities and local offices in 13 cities and surrounding areas in the State of Tennessee. As of December 31, 1999, Chattanooga had 1,420 miles of mains and 1,080,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         None                                     87,938,100 Mcf.
                                                   $531.3 million

                                                  Gas  sold and  transported  by
                                                  AGLC and Chattanooga.


                                                  92,772,529 Mcf.
                                                   $334.7 million

                                                  Gas   delivered   to   end-use
                                                  customers by AGLC on behalf of
                                                  certificated marketers.

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         NA                                       NA

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         NA                                       NA

(d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         Purchased at State Line                  Purchased at State Line
         or at City Gate                          or at City Gate
         Metering Stations                        Metering Stations
         in Georgia or Tennessee                  in Georgia or Tennessee

         NA                                       3,407,663 Mcf.


         Purchased outside the                    Purchased outside the
         State of Georgia                         States of Georgia and
                                                  Tennessee

                     NA                           87,033,685 Mcf.

  4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         None                                     None

(b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         None                                     None

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         None                                     None

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         None                                     None

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Claimant                                 Subsidiary
         AGL Resources Inc.                       Atlanta Gas Light Company
                                                  (including Chattanooga)

         None                                     None

ATLANTA GAS LIGHT COMPANY

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Atlanta Gas Light Company ("AGLC") is a Georgia corporation organized in 1856 and has its principal executive office at 1219 Caroline Street, Atlanta, Georgia 30307.

AGLC  is  a  regulated  utility,   which  conducts  its  primary  business,  the
distribution of natural gas, in Georgia including the Atlanta, Athens, Augusta, Brunswick, Macon, Rome, Savannah, and Valdosta areas.

AGLC has one wholly-owned subsidiary, Chattanooga Gas Company ("Chattanooga"), a Tennessee corporation. Chattanooga operates a natural gas distribution system in the Chattanooga and Cleveland areas of Tennessee.

AGLC also includes AGL Energy Services, Inc. ("AGLE") for financial reporting purposes and for this filing even though AGLE is a wholly-owned subsidiary of AGL Resources, not AGLC. AGLE, a Georgia corporation, is a nonregulated company that bought and sold the natural gas which was supplied to AGLC's customers during the deregulation transition period to full competition in Georgia. Currently, AGLE buys and sells natural gas for Chattanooga's customers. AGLE has one subsidiary, Georgia Gas Company, a Georgia corporation, which has minor interests in natural gas production activities.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

(a)      Description of properties of AGLC:

AGLC's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 237 cities and surrounding areas in the State of Georgia. As of December 31, 1999, AGLC had approximately 30,000 miles of mains, 5,950,000 Mcf. of liquefied natural gas ("LNG") storage capacity in three LNG plants located in Georgia and 96,000 gallons of liquefied petroleum gas storage capacity in one peak shaving plant located in Georgia.

(b)      Description of properties of Chattanooga:

Chattanooga operates a natural gas distribution system and related facilities and local offices serving 13 cities and surrounding areas in the State of Tennessee. As of December 31, 1999, Chattanooga had 1,420 miles of mains and 1,080,000 Mcf. of LNG storage capacity in its one LNG plant located in Tennessee.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

(a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         69,853,184 Mcf.                         18,084,916 Mcf.
          $459.0 million                          $72.3 million

         Gas sold  and  transported
         by AGLC.


         92,772,529  Mcf.
          $334.7 million

         Gas  delivered  to end-use
         customers   by   AGLC   on
         behalf   of   certificated
         marketers.

(b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each company is organized.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         NA                                      NA

(c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         NA                                      NA

(d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         Purchased at State Line                 Purchased at State Line
         or at City Gate                         or at City Gate
         Metering Stations                       Metering Stations
         in Georgia                              in Tennessee

         3,407,663 Mcf.                          None

         Purchased outside the                   Purchased outside the
         State of Georgia                        State of Tennessee

         74,741,031 Mcf.                         12,292,654 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         None                                    None

(b) Name of each system company that holds an interest in foreign utility company; and description of the interest held.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         None                                    None

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         None                                    None

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         None                                    None

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

         Claimant                                Subsidiary
         AGLC                                    Chattanooga

         None                                    None

                                    EXHIBIT A


         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.


                               AGL RESOURCES INC.

         The following financial statements of AGL Resources and its subsidiary companies are attached hereto as Exhibit A1:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1999

         Condensed Consolidating Statements of Earnings Reinvested (Unaudited) for the Twelve Months Ended December 31, 1999

         Condensed Consolidating Balance Sheets (Unaudited) as of December 31, 1999

         The following financial statements of AGL Resources' subsidiary, AGL Investments, Inc. are attached hereto as Exhibit A1-1:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1999

         Condensed Consolidating Statements of Earnings Reinvested (Unaudited) for the Twelve Months Ended December 31, 1999

         Condensed Consolidating Balance Sheets (Unaudited) as of December 31, 1999


                            ATLANTA GAS LIGHT COMPANY

         The following financial statements of AGLC and its subsidiary companies are attached hereto as Exhibit A2:

         Condensed Consolidating Income Statements (Unaudited) for the Twelve Months Ended December 31, 1999

         Condensed Consolidating Statements of Earnings Reinvested (Unaudited) for the Twelve Months Ended December 31, 1999

         Condensed Consolidating Balance Sheets (Unaudited) as of December 31, 1999

                       EXHIBIT B. Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.           Caption Heading

                    1.                      Total Assets
                    2.                      Total Operating Revenues
                    3.                      Net Income

                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

         None

         The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officer on this 1st day of March, 2000.


                                            AGL RESOURCES INC.
                                                        and
                                            ATLANTA GAS LIGHT COMPANY
                                                 (Name of Claimant)


                                            By: /s/ Donald P. Weinstein
                                                    Donald P. Weinstein
                                            Senior Vice President and
                                            Chief Financial Officer

CORPORATE SEAL


Attest: /s/ Melanie M. Platt
            Melanie M. Platt
            Corporate Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


         Donald P. Weinstein
         Senior Vice President and Chief Financial Officer
         P.O. Box 4569, Atlanta, Georgia 30302

Exhibit A1

                                                         AGL RESOURCES INC.
                                        Condensed Consolidating Income Statements (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                            (In Millions)


                                                                                         Consolidated
                                      AGL    Georgia        AGL            Consolidated       Atlanta      Reclassi-   Consolidated
                                Resources    Natural    Peaking       AGL          AGL      Gas Light      fications            AGL
                                  Holding        Gas   Services,  Capital  Investments,       Utility        and          Resources
                                  Company   Services        Inc.    Trust          Inc.    Operations    Eliminations          Inc.


Operating Revenues .............       --     $  0.6         --        --       $ 39.3       $ 893.3           --           $ 933.2
Cost of Sales ..................       --        0.6         --        --         14.0         403.3           --             417.9
------------------------------------------------------------------------------------------------------------------------------------
   Operating Margin ............       --         --         --        --         25.3         490.0           --             515.3
------------------------------------------------------------------------------------------------------------------------------------
Other Operating Expenses
   Operation and maintenance
      expenses .................    (10.8)       0.2         --        --         25.7         256.1           --             271.2
   Depreciation and amortization      8.8       (0.3)        --        --          3.8          67.1           --              79.4
   Taxes other than income .....      1.9         --         --        --          1.2          21.2           --              24.3
------------------------------------------------------------------------------------------------------------------------------------
      Total other operating
         expenses ..............     (0.1)      (0.1)        --        --         30.7         344.4           --             374.9
------------------------------------------------------------------------------------------------------------------------------------
Operating Income ...............      0.1        0.1         --        --         (5.4)        145.6           --             140.4
------------------------------------------------------------------------------------------------------------------------------------
Other Income (Loss) ............     (0.2)      (7.7)        --       6.3          2.4           3.7         (7.4)             (2.9)
------------------------------------------------------------------------------------------------------------------------------------
Gain on Sale of Joint Venture
   Interests ...................       --         --         --        --         35.6            --           --              35.6
------------------------------------------------------------------------------------------------------------------------------------
Income Before Interest and
   Income Taxes ................     (0.1)      (7.6)        --       6.3         32.6         149.3         (7.4)            173.1
------------------------------------------------------------------------------------------------------------------------------------
Interest Expense and Preferred
   Stock Dividends
   Interest expense ............      8.7        1.4        0.1        --          0.2          46.9         (6.4)             50.9
   Dividends on preferred stock
      of subsidiary ............       --         --         --       6.3           --            --         (0.2)              6.1
------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense and
      preferred stock dividends       8.7        1.4        0.1       6.3          0.2          46.9         (6.6)             57.0
------------------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes .....     (8.8)      (9.0)      (0.1)       --         32.4         102.4         (0.8)            116.1
------------------------------------------------------------------------------------------------------------------------------------
Income Taxes ...................     (3.4)      (3.5)        --        --         12.0          35.4          --               40.5
------------------------------------------------------------------------------------------------------------------------------------
Net Income .....................  $  (5.4)    $ (5.5)    $ (0.1)       --       $ 20.4       $  67.0       $ (0.8)          $  75.6
====================================================================================================================================


Exhibit A1

                                                         AGL RESOURCES INC.
                                Condensed Consolidating Statements of Earnings Reinvested (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)

                                                                                         Consolidated
                                      AGL    Georgia        AGL            Consolidated       Atlanta      Reclassi-   Consolidated
                                Resources    Natural    Peaking       AGL          AGL      Gas Light      fications            AGL
                                  Holding        Gas   Services,  Capital  Investments,       Utility        and          Resources
                                  Company   Services        Inc.    Trust          Inc.    Operations    Eliminations          Inc.

Earnings Reinvested at
   Beginning of Period ....      $  (75.3)    $ (4.2)    $  0.3        --      $  (1.5)     $  251.0       $  4.6          $  174.9
Net Income ................          (5.4)      (5.5)      (0.1)       --         20.4          67.0         (0.8)             75.6
Dividends on Common Stock .         (61.9)        --         --        --           --            --           --             (61.9)
Adjustments - Reverse
   Subsidiary Income ......           4.0         --         --        --           --            --         (4.0)               --
Adjustments - Rounding ....            --         --         --        --         (0.1)           --          0.1                --
Loss on Issuance
   of Treasury Stock ......          (0.1)        --         --        --           --            --           --              (0.1)
------------------------------------------------------------------------------------------------------------------------------------
Earnings Reinvested at
   End of Period ..........      $ (138.7)    $ (9.7)    $  0.2        --      $  18.8      $  318.0       $ (0.1)         $  188.5
====================================================================================================================================


Exhibit A1

                                                         AGL RESOURCES INC.
                                         Condensed Consolidating Balance Sheets (Unaudited)
                                                       as of December 31, 1999
                                                           (In Millions)

                                                                                         Consolidated
                                      AGL    Georgia        AGL            Consolidated       Atlanta      Reclassi-   Consolidated
                                Resources    Natural    Peaking       AGL          AGL      Gas Light      fications            AGL
                                  Holding        Gas   Services,  Capital  Investments,       Utility        and          Resources
                                  Company   Services        Inc.    Trust          Inc.    Operations    Eliminations          Inc.

ASSETS

Current Assets
  Cash ........................        --    $  (0.1)        --        --      $   4.5    $     (0.2)          --        $      4.2
  Receivables .................      (0.3)       0.3        0.1       1.0          8.9          42.7         (1.3)             51.4
  Intercompany receivables ....     363.2      (46.4)        --        --         69.0         613.7       (999.5)               --
  Inventories:
    Natural gas stored
      underground .............        --         --         --        --           --          20.6           --              20.6
    LNG stored ................        --         --         --        --           --           3.0           --               3.0
    Other .....................        --        1.3         --        --          2.2           7.9           --              11.4
  Deferred purchased gas
    adjustments ...............        --         --         --        --           --           1.1           --               1.1
  Other current assets ........       1.8         --         --        --          0.5           1.6           --               3.9
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets ....     364.7      (44.9)       0.1       1.0         85.1         690.4     (1,000.8)             95.6
------------------------------------------------------------------------------------------------------------------------------------

Investment and Equity in
  Associated Companies ........     406.5         --         --      77.3           --            --       (483.8)               --
------------------------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment
  Utility plant ...............        --         --         --        --           --       2,300.4           --           2,300.4
  Less Accumulated Depreciation      (0.2)        --         --        --           --         772.6           --             772.4
------------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net .......       0.2         --         --        --           --       1,527.8           --           1,528.0
------------------------------------------------------------------------------------------------------------------------------------
  Non-utility property ........      78.5         --         --        --         36.2           3.4           --             118.1
  Less Accumulated Depreciation      26.3         --         --        --          9.8           1.8           --              37.9
------------------------------------------------------------------------------------------------------------------------------------
    Non-utility property - net       52.2         --         --        --         26.4           1.6           --              80.2
------------------------------------------------------------------------------------------------------------------------------------
      Total property, plant and
        equipment .............      52.4         --         --        --         26.4       1,529.4           --           1,608.2
------------------------------------------------------------------------------------------------------------------------------------

Deferred Debits and Other
  Assets
  Unrecovered environmental
    response costs ............        --         --         --        --           --         146.4           --             146.4
  Investments in joint ventures       2.7       38.5        2.9        --           --           0.4         (2.7)             41.8
  Unrecovered postretirement
    benefits costs ............        --         --         --        --           --           8.3           --               8.3
  Other .......................       1.8       (0.1)        --        --          6.4          22.0           --              30.1
------------------------------------------------------------------------------------------------------------------------------------
    Total deferred debits and
      other assets ............       4.5       38.4        2.9        --          6.4         177.1         (2.7)            226.6
------------------------------------------------------------------------------------------------------------------------------------

Total Assets ..................  $  828.1    $  (6.5)   $   3.0   $  78.3      $ 117.9    $  2,396.9   $ (1,487.3)       $  1,930.4
====================================================================================================================================


Exhibit A1

                                                         AGL RESOURCES INC.
                                         Condensed Consolidating Balance Sheets (Unaudited)
                                                       as of December 31, 1999
                                                           (In Millions)

                                                                                         Consolidated
                                      AGL    Georgia        AGL            Consolidated       Atlanta      Reclassi-   Consolidated
                                Resources    Natural    Peaking       AGL          AGL      Gas Light      fications            AGL
                                  Holding        Gas   Services,  Capital  Investments,       Utility        and          Resources
                                  Company   Services        Inc.    Trust          Inc.    Operations    Eliminations          Inc.

LIABILITIES

Current Liabilities
  Accounts payable - trade ....  $    2.5         --         --        --      $   5.3    $     26.8           --        $     34.6
  Intercompany payables .......     339.3        3.5        0.2       1.0         43.5         612.0       (999.5)               --
  Short-term debt .............      59.0         --         --        --           --            --           --              59.0
  Current portion of long-term
    debt ......................        --         --         --        --           --          10.0           --              10.0
  Gas cost credits ............        --         --         --        --           --           2.0           --               2.0
  Customer deposits ...........        --         --         --        --           --           2.2           --               2.2
  Interest ....................       1.1         --         --        --           --          12.5         (1.0)             12.6
  Taxes .......................       2.1        4.3       (0.2)       --          4.4          18.1           --              28.7
  Wages and salaries ..........       6.6         --         --        --         (0.3)          6.4           --              12.7
  Other accrued liabilities ...        --         --         --       0.7           --                       (0.2)              0.5
  Deferred purchased gas
    adjustments ...............        --         --         --        --           --            --           --                --
  Other current liabilities ...       2.4         --         --        --          0.7          11.9           --              15.0
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities .     413.0        7.8         --       1.7         53.6         701.9     (1,000.7)            177.3
------------------------------------------------------------------------------------------------------------------------------------

Accumulated deferred income tax       1.6       (4.7)       0.1        --          4.5         214.6           --             216.1
------------------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
  Accrued environmental
    response costs ............        --         --         --        --           --         102.4           --             102.4
  Accrued postretirement
    benefits costs ............       0.2         --         --        --           --          32.7           --              32.9
  Accrued pension costs .......       1.8         --         --        --           --           4.2           --               6.0
------------------------------------------------------------------------------------------------------------------------------------
    Total long-term liabilities       2.0         --         --        --           --         139.3           --             141.3
------------------------------------------------------------------------------------------------------------------------------------

Minority Interest .............        --         --         --        --           --            --           --                --
------------------------------------------------------------------------------------------------------------------------------------

Deferred credits
  Unamortized investment tax
    credit ....................        --         --         --        --           --          24.1           --              24.1
  Regulatory tax liability ....        --         --         --        --           --          16.2           --              16.2
  Other .......................       1.6         --         --        --          1.0           6.9           --               9.5
------------------------------------------------------------------------------------------------------------------------------------
    Total deferred credits ....       1.6         --         --        --          1.0          47.2           --              49.8
------------------------------------------------------------------------------------------------------------------------------------

Equity Investment from Parent .        --        0.1        2.7       2.3         40.5         363.6       (409.2)               --
------------------------------------------------------------------------------------------------------------------------------------

Capitalization
  Long-term debt ..............      77.3         --         --        --           --         610.0        (77.3)            610.0
  Subsidiary obligated
    mandatorily redeemable
    preferred securities ......        --         --         --      74.3           --            --           --              74.3
  Common stockholders' equity
    Common Stock ..............     289.1         --         --        --           --            --           --             289.1
    Premium on Capital Stock ..     198.2         --         --        --         (0.5)          2.3           --             200.0
    Earnings Reinvested .......    (138.7)      (9.7)       0.2        --         18.8         318.0         (0.1)            188.5
    Treasury Stock ............     (16.0)        --         --        --           --            --                          (16.0)
------------------------------------------------------------------------------------------------------------------------------------
      Total capitalization ....     409.9       (9.7)       0.2      74.3         18.3         930.3        (77.4)          1,345.9
------------------------------------------------------------------------------------------------------------------------------------

Total Liabilities .............  $  828.1    $  (6.5)   $   3.0   $  78.3      $ 117.9    $  2,396.9   $ (1,487.3)       $  1,930.4
====================================================================================================================================


Exhibit A1-1

                                                        AGL INVESTMENTS, INC.
                                       Condensed Consolidating Income Statements (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)


                                                                                                                           Consoli-
                                                                    AGL                                          Reclassi-    dated
                                                         Trustees  Energy      AGL      AGL      AGL             fications      AGL
                                     AGL   AGL    Utili-  Invest-  Wise     Consumer  Power     Gas     Georgia    and      Invest-
                             Investments Propane,  pro,    ments, Services, Services Services Marketing  Energy   Elimi-     ments,
                               Corporate   Inc.    Inc.     Inc.    Inc.      Inc.     Inc.     Inc.    Company   nations      Inc.

Operating Revenues ............      --   $26.1   $13.1   $(0.1)     --       $0.2      --       --        --        --       $39.3
Cost of Sales .................      --    14.0      --      --      --         --      --       --        --        --        14.0
------------------------------------------------------------------------------------------------------------------------------------
  Operating Margin ............      --    12.1    13.1    (0.1)     --        0.2      --       --        --        --        25.3
------------------------------------------------------------------------------------------------------------------------------------

Other Operating Expenses
  Operation and maintenance
    expenses ..................     1.3     7.1    16.8     0.3      --        0.2    (0.7)    (2.6)       --       3.3        25.7
  Depreciation and amortization    (0.3)    2.2     0.9      --      --         --    (0.1)     0.3        --       0.8         3.8
  Taxes other than income .....      --     0.5     0.6      --      --         --      --      0.1        --        --         1.2
------------------------------------------------------------------------------------------------------------------------------------
    Total other operating
    expenses ..................     1.0     9.8    18.3     0.3      --        0.2    (0.8)    (2.2)       --       4.1        30.7
------------------------------------------------------------------------------------------------------------------------------------

Operating Income ..............    (1.0)    2.3    (5.2)   (0.4)     --         --     0.8      2.2        --      (4.1)       (5.4)
------------------------------------------------------------------------------------------------------------------------------------

Other Income (Loss) ...........     6.2     0.3     0.6     0.6      --         --     2.1     (5.0)       --      (2.4)        2.4
------------------------------------------------------------------------------------------------------------------------------------

Gain on Sale of Joint
Venture Interests .............      --      --      --      --      --         --    21.3     14.3        --        --        35.6
------------------------------------------------------------------------------------------------------------------------------------

Income Before Interest and
Income Taxes ..................     5.2     2.6    (4.6)    0.2      --         --    24.2     11.5        --      (6.5)       32.6
------------------------------------------------------------------------------------------------------------------------------------

Interest Expense and Preferred
Stock Dividends
  Interest expense ............     0.1      --     0.2      --      --         --      --       --        --      (0.1)        0.2
  Dividends on preferred stock
    of subsidiary                    --      --      --      --      --         --      --       --        --        --          --
------------------------------------------------------------------------------------------------------------------------------------
    Total interest expense and
      preferred stock dividends     0.1      --     0.2      --      --         --      --       --        --      (0.1)        0.2
------------------------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes ....     5.1    2.6     (4.8)    0.2      --         --    24.2     11.5        --      (6.4)       32.4
------------------------------------------------------------------------------------------------------------------------------------

Income Taxes ..................     2.1    1.0     (2.0)    0.1      --         --     9.0      4.4        --      (2.6)       12.0
------------------------------------------------------------------------------------------------------------------------------------

Net Income ....................    $3.0   $1.6    $(2.8)   $0.1      --         --   $15.2     $7.1        --     $(3.8)      $20.4
====================================================================================================================================


Exhibit A1-1

                                                        AGL INVESTMENTS, INC.
                                Condensed Consolidating Statements of Earnings Reinvested (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)


                                                                                                                           Consoli-
                                                                    AGL                                          Reclassi-    dated
                                                         Trustees  Energy      AGL      AGL      AGL             fications      AGL
                                     AGL   AGL    Utili-  Invest-  Wise     Consumer  Power     Gas     Georgia    and      Invest-
                             Investments Propane,  pro,    ments, Services, Services Services Marketing  Energy   Elimi-     ments,
                               Corporate   Inc.    Inc.     Inc.    Inc.      Inc.     Inc.     Inc.    Company   nations      Inc.


Earnings Reinvested
  at Beginning of Period           $(1.7) $3.2    $(0.8)  $0.2      $(0.5)    $0.1   $(0.7)    $1.8        $(0.6)  $(2.5)     $(1.5)
Net Income ..............            3.0   1.6     (2.8)   0.1         --       --    15.2      7.1           --    (3.8)      20.4
Dividends on Common Stock             --    --       --     --         --       --      --       --           --      --         --
Adjustments - reverse
  subsidiary income .....           (7.1)  0.7       --     --         --       --      --       --           --     6.4         --
Adjustments - rounding ..             --    --       --     --         --       --      --       --           --    (0.1)      (0.1)
Loss on issuance of
  treasury Stock ........             --    --       --     --         --       --      --       --           --      --         --
------------------------------------------------------------------------------------------------------------------------------------
Earnings Reinvested
  at End of Period ......          $(5.8) $5.5    $(3.6)  $0.3      $(0.5)    $0.1   $14.5     $8.9        $(0.6)  $(0.0)     $18.8
====================================================================================================================================


Exhibit A1-1

                                                        AGL INVESTMENTS, INC.
                                         Condensed Consolidating Balance Sheets (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)


                                                                                                                           Consoli-
                                                                    AGL                                          Reclassi-    dated
                                                         Trustees  Energy      AGL      AGL      AGL             fications      AGL
                                     AGL   AGL    Utili-  Invest-  Wise     Consumer  Power     Gas     Georgia    and      Invest-
                             Investments Propane,  pro,    ments, Services, Services Services Marketing  Energy   Elimi-     ments,
                               Corporate   Inc.    Inc.     Inc.    Inc.      Inc.     Inc.     Inc.    Company   nations      Inc.

ASSETS

Current Assets
  Cash ........................    $1.7   $2.5   $0.2      --       $0.1       --      --        --        --          --      $4.5
  Receivables .................     0.1    2.9    5.8     0.1         --      0.1      --        --        --        (0.1)      8.9
  Intercompany receivables ....    69.3    0.1     --     3.5        0.3      5.9    27.4      41.2       0.3       (79.0)     69.0
  Inventories:
    Natural gas stored
      underground .............      --     --     --      --         --       --      --        --        --          --        --
    LNG stored ................      --     --     --      --         --       --      --        --        --          --        --
    Other .....................      --    2.2     --      --         --       --      --        --        --          --       2.2
  Deferred purchased gas
    adjustments ...............      --     --     --      --         --       --      --        --        --          --        --
  Other current assets ........      --    0.1    0.4      --         --       --      --        --        --          --       0.5
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets ....    71.1    7.8    6.4     3.6        0.4      6.0    27.4      41.2       0.3       (79.1)     85.1
------------------------------------------------------------------------------------------------------------------------------------

Investment and Equity in
  Associated Companies ........    58.8     --     --      --         --       --      --        --        --       (58.8)       --
------------------------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment
  Utility plant ...............      --     --     --      --         --       --      --        --        --          --        --
  Less Accumulated Depreciation      --     --     --      --         --       --      --        --        --          --        --
------------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net .......      --     --     --      --         --       --      --        --        --          --        --
------------------------------------------------------------------------------------------------------------------------------------
  Non-utility property ........      --   29.6    2.4     3.8        0.1       --      --        --        0.3         --      36.2
  Less Accumulated Depreciation      --    6.2    0.6     2.8         --       --      --        --        0.2         --       9.8
------------------------------------------------------------------------------------------------------------------------------------
    Non-utility property - net       --   23.4    1.8     1.0        0.1       --      --        --        0.1         --      26.4
------------------------------------------------------------------------------------------------------------------------------------
      Total property, plant and
        equipment .............      --   23.4    1.8     1.0        0.1       --      --        --        0.1         --      26.4
------------------------------------------------------------------------------------------------------------------------------------

Deferred Debits and Other Assets
  Unrecovered environmental
    response costs ............      --     --     --      --         --       --      --        --         --         --        --
  Investments in joint ventures      --     --     --      --         --       --      --        --         --         --        --
  Unrecovered postretirement
    benefits costs ............      --     --     --      --         --       --      --        --         --         --        --
  Other .......................      --    6.0    0.3      --        0.1       --      --        --         --         --       6.4
------------------------------------------------------------------------------------------------------------------------------------
    Total deferred debits and
      other assets ............      --    6.0    0.3      --        0.1       --      --        --         --         --       6.4
------------------------------------------------------------------------------------------------------------------------------------

Total Assets ..................  $129.9  $37.2   $8.5    $4.6       $0.6     $6.0   $27.4     $41.2       $0.4    $(137.9)   $117.9
====================================================================================================================================


Exhibit A1-1

                                                        AGL INVESTMENTS, INC.
                                         Condensed Consolidating Balance Sheets (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)

                                                                                                                           Consoli-
                                                                    AGL                                          Reclassi-    dated
                                                         Trustees  Energy      AGL      AGL      AGL             fications      AGL
                                     AGL   AGL    Utili-  Invest-  Wise     Consumer  Power     Gas     Georgia    and      Invest-
                             Investments Propane,  pro,    ments, Services, Services Services Marketing  Energy   Elimi-     ments,
                               Corporate   Inc.    Inc.     Inc.    Inc.      Inc.     Inc.     Inc.    Company   nations      Inc.

LIABILITIES

Current Liabilities
  Accounts payable - trade ....  $  0.5   $1.3   $3.2      --         --     $0.3      --        --        --          --      $5.3
  Intercompany payables .......    95.8    0.5    5.9     1.7        0.7      5.6     5.7       6.4       0.2       (79.0)     43.5
  Short-term debt .............      --     --     --      --         --       --      --        --        --          --        --
  Current portion of long-term
    debt ......................      --     --     --      --         --       --      --        --        --          --        --
  Gas cost credits ............      --     --     --      --         --       --      --        --        --          --        --
  Customer deposits ...........      --     --     --      --         --       --      --        --        --          --        --
  Interest ....................      --     --    0.1      --         --       --      --        --        --        (0.1)       --
  Taxes .......................      --    1.0   (0.7)    0.3         --       --     2.5       1.3        --          --       4.4
  Wages and salaries ..........    (0.6)   0.1    0.1     0.1         --       --      --        --        --          --     (0.3)
  Other accrued liabilities ...      --     --     --      --         --       --      --        --        --          --        --
  Deferred purchased gas
    adjustments ...............      --     --     --      --         --       --      --        --        --          --        --
  Other current liabilities ...     0.1    0.2     --      --        0.2       --      --        --       0.2          --       0.7
------------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities .    95.8    3.1    8.6     2.1        0.9      5.9     8.2       7.7       0.4       (79.1)     53.6
------------------------------------------------------------------------------------------------------------------------------------

Accumulated deferred income tax    (0.1)   5.1   (1.0)     --         --       --     1.1      (0.6)       --          --       4.5
------------------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
  Accrued environmental
    response costs ............      --     --     --      --         --       --      --        --        --          --        --
  Accrued postretirement
    benefits costs ............      --     --     --      --         --       --      --        --        --          --        --
  Accrued pension costs .......      --     --     --      --         --       --      --        --        --          --        --
------------------------------------------------------------------------------------------------------------------------------------
    Total long-term liabilities      --     --     --      --         --       --      --        --        --          --        --
------------------------------------------------------------------------------------------------------------------------------------

Minority Interest .............      --     --     --      --         --       --      --        --        --          --        --
------------------------------------------------------------------------------------------------------------------------------------

Deferred credits
  Unamortized investment
    tax credit ................      --     --     --      --         --       --      --        --        --          --        --
  Regulatory tax liability ....      --     --     --      --         --       --      --        --        --          --        --
  Other .......................      --     --    0.8      --         --       --      --       0.2        --          --       1.0
------------------------------------------------------------------------------------------------------------------------------------
    Total deferred credits ....      --     --    0.8      --         --       --      --       0.2        --          --       1.0
------------------------------------------------------------------------------------------------------------------------------------

Equity Investment from Parent .    40.5   23.5    3.0     2.2        0.2       --     3.6      25.0       0.6       (58.1)     40.5
------------------------------------------------------------------------------------------------------------------------------------

Capitalization
  Long-term debt ..............      --     --     --      --         --       --      --        --        --          --        --
  Subsidiary obligated
    mandatorily redeemable
    preferred securities ......      --     --    0.7      --         --       --      --        --        --        (0.7)       --
  Common stockholders' equity
    Common Stock ..............      --     --     --      --         --       --      --        --        --          --        --
    Premium on Capital Stock ..    (0.5)    --     --      --         --       --      --        --        --          --      (0.5)
    Earnings Reinvested .......    (5.8)   5.5   (3.6)    0.3       (0.5)     0.1    14.5       8.9      (0.6)         --      18.8
    Treasury Stock ............      --     --     --      --         --       - -     --        --        --          --        --
------------------------------------------------------------------------------------------------------------------------------------
      Total capitalization ....    (6.3)   5.5   (2.9)    0.3       (0.5)     0.1    14.5       8.9      (0.6)       (0.7)     18.3
------------------------------------------------------------------------------------------------------------------------------------

Total Liabilities .............  $129.9  $37.2   $8.5    $4.6       $0.6     $6.0   $27.4     $41.2      $0.4     $(137.9)   $117.9
====================================================================================================================================


Exhibit A2


                                                ATLANTA GAS LIGHT UTILITY OPERATIONS
                                       Condensed Consolidating Income Statements (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)

                                                                           AGL                                       Consolidated
                                                   Atlanta                 Energy      Georgia                       Atlanta Gas
                                                 Gas Light   Chattanooga   Services,   Gas       Reclassifications   Light Utility
                                                   Company   Gas Company   Inc.        Company    and Eliminations   Operations

Operating Revenues ............................     $450.7     $72.2        $370.4         --           --             $ 893.3
Cost of Sales .................................        0.7      42.5         360.1         --           --               403.3
------------------------------------------------------------------------------------------------------------------------------------
     Operating Margin .........................      450.0      29.7          10.3         --           --               490.0
------------------------------------------------------------------------------------------------------------------------------------

Other Operating Expenses
     Operation and maintenance expenses .......      242.0      14.1            --         --           --               256.1
     Depreciation and amortization ............       61.8       5.3            --         --           --                67.1
     Taxes other than income ..................       17.8       3.3           0.1         --           --                21.2
------------------------------------------------------------------------------------------------------------------------------------
        Total other operating expenses ........      321.6      22.7           0.1         --           --               344.4
------------------------------------------------------------------------------------------------------------------------------------

Operating Income ..............................      128.4       7.0          10.2         --           --               145.6
------------------------------------------------------------------------------------------------------------------------------------

Other Income (Loss) ...........................        1.4       0.1            --         --          2.2                 3.7
------------------------------------------------------------------------------------------------------------------------------------

Gain on Sale of Joint Venture Interests .......         --        --            --         --           --                  --
------------------------------------------------------------------------------------------------------------------------------------

Income Before Interest and Income Taxes .......      129.8       7.1          10.2         --          2.2               149.3
------------------------------------------------------------------------------------------------------------------------------------

Interest Expense and Preferred Stock Dividends
     Interest expense .........................       46.3       0.1           0.4         --          0.1                46.9
     Dividends on preferred stock of subsidiary
------------------------------------------------------------------------------------------------------------------------------------
        Total interest expense and preferred
        stock dividends .......................       46.3       0.1           0.4         --          0.1                46.9
------------------------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes ....................       83.5       7.0           9.8         --          2.1               102.4
------------------------------------------------------------------------------------------------------------------------------------

Income Taxes ..................................       28.9       2.7           3.8         --           --                35.4
------------------------------------------------------------------------------------------------------------------------------------

Net Income ....................................     $ 54.6     $ 4.3         $ 6.0         --        $ 2.1              $ 67.0
====================================================================================================================================


Exhibit A2

                                                ATLANTA GAS LIGHT UTILITY OPERATIONS
                                Condensed Consolidating Statements of Earnings Reinvested (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)

                                                                           AGL                                       Consolidated
                                                   Atlanta                 Energy      Georgia                       Atlanta Gas
                                                 Gas Light   Chattanooga   Services,   Gas       Reclassifications   Light Utility
                                                   Company   Gas Company   Inc.        Company    and Eliminations   Operations

Earnings Reinvested at Beginning of Period          $ 244.7    $ 42.6       $ 6.3          $ 3.5     $ (46.1)          $ 251.0
Net Income                                             54.6       4.3         6.0             --         2.1              67.0
Dividends on Common Stock                                --        --          --             --          --                --
Adjustments - reverse subsidiary income               (40.5)       --        (3.5)            --        44.0                --
Adjustments - rounding                                   --        --          --             --          --                --
Loss on issuance of treasury Stock                       --        --          --             --          --                --
------------------------------------------------------------------------------------------------------------------------------------
Earnings Reinvested at End of Period                $ 258.8    $ 46.9       $ 8.8          $ 3.5          --           $ 318.0
====================================================================================================================================


Exhibit A2

                                                ATLANTA GAS LIGHT UTILITY OPERATIONS
                                         Condensed Consolidating Balance Sheets (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)

                                                                           AGL                                       Consolidated
                                                   Atlanta                 Energy      Georgia                       Atlanta Gas
                                                 Gas Light   Chattanooga   Services,   Gas       Reclassifications   Light Utility
                                                   Company   Gas Company   Inc.        Company    and Eliminations   Operations

ASSETS

Current Assets
  Cash ......................................           --    $(0.1)       $ (0.1)           --            --           $ (0.2)
  Receivables ...............................         23.6     17.8           1.3            --            --              42.7
  Intercompany receivables ..................      1,414.3     38.2         693.9           2.7      (1,535.4)            613.7
  Inventories:
    Natural gas stored underground ..........         14.4      6.2            --            --            --              20.6
    LNG stored ..............................          0.8      2.2            --            --            --               3.0
    Other ...................................          7.7      0.2            --            --            --               7.9
  Deferred purchased gas adjustments ........           --      1.1            --            --            --               1.1
  Other current assets ......................          1.6       --            --            --            --               1.6
------------------------------------------------------------------------------------------------------------------------------------
      Total current assets ..................      1,462.4     65.6         695.1           2.7      (1,535.4)            690.4
------------------------------------------------------------------------------------------------------------------------------------

Investment and Equity in Associated Companies         38.9       --            --            --         (38.9)               --
------------------------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment
  Utility plant .............................      2,143.8    156.6            --            --            --           2,300.4
  Less Accumulated Depreciation .............        716.4     56.2            --            --            --             772.6
------------------------------------------------------------------------------------------------------------------------------------
    Utility plant - net .....................      1,427.4    100.4            --            --            --           1,527.8
------------------------------------------------------------------------------------------------------------------------------------
  Non-utility property ......................          1.1       --           0.4           1.9            --               3.4
  Less Accumulated Depreciation .............           --       --           0.1           1.7            --               1.8
------------------------------------------------------------------------------------------------------------------------------------
    Non-utility property - net ..............          1.1       --           0.3           0.2            --               1.6
------------------------------------------------------------------------------------------------------------------------------------
      Total property, plant and equipment ...      1,428.5    100.4           0.3           0.2            --           1,529.4
------------------------------------------------------------------------------------------------------------------------------------

Deferred Debits and Other Assets
  Unrecovered environmental response costs ..        146.4       --            --            --            --             146.4
  Investments in joint ventures .............           --       --            --           0.4            --               0.4
  Unrecovered postretirement benefits costs .          8.3       --            --            --            --               8.3
  Other .....................................         21.6      0.2            --           0.2            --              22.0
------------------------------------------------------------------------------------------------------------------------------------
    Total deferred debits and other assets ..        176.3      0.2            --           0.6            --             177.1
------------------------------------------------------------------------------------------------------------------------------------

Total Assets ................................     $3,106.1   $166.2        $695.4         $ 3.5     $(1,574.3)        $ 2,396.9
====================================================================================================================================

Exhibit A2


                                                ATLANTA GAS LIGHT UTILITY OPERATIONS
                                         Condensed Consolidating Balance Sheets (Unaudited)
                                            For the Twelve Months Ended December 31, 1999
                                                           (In Millions)

                                                                           AGL                                       Consolidated
                                                   Atlanta                 Energy      Georgia                       Atlanta Gas
                                                 Gas Light   Chattanooga   Services,   Gas       Reclassifications   Light Utility
                                                   Company   Gas Company   Inc.        Company    and Eliminations   Operations

LIABILITIES

Current Liabilities
  Accounts payable - trade ............              $ 22.0   $  5.1       $  (0.3)          --             --           $ 26.8
  Intercompany payables ...............             1,403.1     62.0         682.2          0.1       (1,535.4)           612.0
  Short-term debt .....................                  --       --            --           --             --               --
  Current portion of long-term debt ...                10.0       --            --           --             --             10.0
  Gas cost credits ....................                 2.0       --            --           --             --              2.0
  Customer deposits ...................                 0.4      1.8            --           --             --              2.2
  Interest ............................                11.9      0.6            --           --             --             12.5
  Taxes ...............................                10.0      7.4           0.8         (0.1)            --             18.1
  Wages and salaries ..................                 5.7      0.4           0.3           --             --              6.4
  Other accrued liabilities ...........                  --       --            --           --             --               --
  Deferred purchased gas adjustments ..                  --       --            --           --             --               --
  Other current liabilities ...........                11.2      0.7            --           --             --             11.9
------------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities .......             1,476.3     78.0         683.0           --       (1,535.4)           701.9
------------------------------------------------------------------------------------------------------------------------------------

Accumulated deferred income tax .......               210.1      4.5            --           --             --            214.6
------------------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
  Accrued environmental response costs                102.4       --            --           --             --            102.4
  Accrued postretirement benefits costs                31.1      1.6            --           --             --             32.7
  Accrued pension costs ...............                 4.6     (0.4)           --           --             --              4.2
------------------------------------------------------------------------------------------------------------------------------------
      Total long-term liabilities .....               138.1      1.2            --           --             --            139.3
------------------------------------------------------------------------------------------------------------------------------------

Minority Interest .....................                  --       --            --           --             --               --
------------------------------------------------------------------------------------------------------------------------------------

Deferred credits
  Unamortized investment tax credit ...                24.1       --            --           --             --             24.1
  Regulatory tax liability ............                16.2       --            --           --             --             16.2
  Other ...............................                 6.6      0.3            --           --             --              6.9
------------------------------------------------------------------------------------------------------------------------------------
      Total deferred credits ..........                46.9      0.3            --           --             --             47.2
------------------------------------------------------------------------------------------------------------------------------------

Equity Investment from Parent .........               363.6     35.3           3.6           --          (38.9)           363.6
------------------------------------------------------------------------------------------------------------------------------------

Capitalization
  Long-term debt ......................               610.0       --            --           --             --            610.0
  Subsidiary obligated
    mandatorily redeemable
    preferred securities ..............                  --       --            --           --             --               --
  Common stockholders' equity
    Common Stock ......................                  --       --            --           --             --               --
    Premium on Capital Stock ..........                 2.3       --            --           --             --              2.3
    Earnings Reinvested ...............               258.8     46.9           8.8          3.5             --            318.0
    Treasury Stock ....................                  --       --            --           --             --               --
------------------------------------------------------------------------------------------------------------------------------------
      Total capitalization ............               871.1     46.9           8.8          3.5             --            930.3
------------------------------------------------------------------------------------------------------------------------------------

Total Liabilities .....................           $ 3,106.1   $166.2       $ 695.4        $ 3.5     $ (1,574.3)       $ 2,396.9
====================================================================================================================================


[ARTICLE]                                          OPUR3
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM INTERNAL COMPANY FINANCIAL STATEMENTS FOR THE TWELVE MONTH
PERIOD ENDED DECEMBER 31, 1999 AND IS QUALIFIED IN ITS ENTIRETY
BY REFERENCE TO SUCH FINANCIAL STATEMENTS
[CIK]                                              0001004155
[NAME]                                             AGL RESOURCES INC.

[MULTIPLIER]                                       1,000,000
[PERIOD-TYPE]                                      12-MOS
[FISCAL-YEAR-END]                                  SEP-30-2000
[PERIOD-START]                                     JAN-01-1999
[PERIOD-END]                                       DEC-31-1999
[BOOK-VALUE]                                       PER-BOOK
[TOTAL-ASSETS]                                            1930
[TOTAL-OPERATING-REVENUES]                                 933
[NET-INCOME]                                                76

[ARTICLE]                                          OPUR3
[LEGEND]
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED
FROM INTERNAL COMPANY FINANCIAL STATEMENTS FOR THE TWELVE MONTH
PERIOD ENDED DECEMBER 31, 1999 AND IS QUALIFIED IN ITS ENTIRETY
BY REFERENCE TO SUCH FINANCIAL STATEMENTS
[CIK]                                              0000008154
[NAME]                                             ATLANTA GAS LIGHT COMPANY

[MULTIPLIER]                                       1,000,000
[PERIOD-TYPE]                                      12-MOS
[FISCAL-YEAR-END]                                  SEP-30-2000
[PERIOD-START]                                     JAN-01-1999
[PERIOD-END]                                       DEC-31-1999
[BOOK-VALUE]                                       PER-BOOK
[TOTAL-ASSETS]                                            2397
[TOTAL-OPERATING-REVENUES]                                 893
[NET-INCOME]                                                67